Exhibit 99.1

Qunar Enters into Definitive Merger Agreement for Going Private Transaction

BEIJING, October 19, 2016 — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced that it has entered into a definitive agreement and plan of merger (the “Merger Agreement”) with Ocean Management Holdings Limited (“Parent”) and Ocean Management Merger Sub Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which Qunar will be acquired by Parent in a transaction implying an equity value of the Company of approximately $4.44 billion.

Pursuant to the terms of the Merger Agreement, at the effective time of the merger, each ordinary share of the Company issued and outstanding immediately prior to the effective time of the merger (each a “Share”) will be cancelled and cease to exist in exchange for the right to receive $10.13 in cash without interest, and each American depositary share (each an “ADS”) of the Company, representing three Shares, will be cancelled in exchange for the right to receive $30.39 in cash without interest, except for (a) (i) Shares (including Shares represented by ADSs) beneficially owned by each of Ctrip.com International, Ltd. (“Ctrip”), M Strat Holdings, L.P., Momentum Strategic Holdings, L.P. and certain other minority existing shareholders (the “Rollover Shareholders”), (ii) Shares (including Shares represented by ADSs) held by Parent, the Company or any of their subsidiaries, and (iii) Shares (including Shares represented by ADSs) held by the Depositary and reserved for the issuance and allocation pursuant to the Company’s 2007 and 2015 share incentive plans, each of which will be cancelled and cease to exist without any conversion thereof or consideration paid therefor, and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive the payment of appraised fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

The merger consideration represents a premium of approximately 15% to the closing price of the Company’s ADSs on June 22, 2016, the last trading day prior to the Company’s announcement of its receipt of a “going-private” proposal.

Immediately following the consummation of the transactions contemplated by the Merger Agreement, Parent will be beneficially owned by Ocean Management Limited, Ctrip and the other Rollover Shareholders. The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The merger, which is currently expected to close during the first half of 2017, is subject to customary closing conditions including the approval of the Merger Agreement and the merger by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders convened to consider the approval of the Merger Agreement and the merger. The Rollover Shareholders have agreed to vote all of the Shares and ADSs they beneficially own, which represent approximately 94.3% of the voting power of the Shares outstanding as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the merger. If completed, the merger will result in the Company becoming a privately-owned company and its ADSs will no longer be listed on the NASDAQ Stock Market.

Duff & Phelps, LLC and Duff & Phelps Securities, LLC are serving as financial advisors to the Special Committee, and Kirkland & Ellis is serving as U.S. legal counsel to the Special Committee.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to Parent.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Qunar may make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding relationships with users and travel service providers; its plans to invest in the technology platform; competition in the industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks is included in the documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For investor inquiries, please contact:

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-8967-6966

Email: ir@qunar.com